UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FANSTEEL INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

307260205
(CUSIP Number)

Joseph J. Selinger, Jr., Esq. of Tobin, Carberry, O'Malley, Riley & Selinger, P.C.
43 Broad Street, New London, CT 06320; (860) 447-0335
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

schedule13da-zamec – 115010)

Amendment No. 2

CUSIP NO. <u>307260208</u>

1.	Names of Reporting Persons	L.M. Levie	Brian F. Cassady	Curtis J. Zamec, II
2.	Check Box If Member of a Group	(a) ☒ (b) ☐	(a) ☒ (b) ☐	(a) ☒ (b) ☐
3.	SEC Use Only			
4.	Source of Funds	AF	PF	PF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐	☐	☐
6.	Citizenship or Place of Organization	United States	United States	United States
7.	Sole Voting Power	1,039,163	995,978	353,589
8.	Shared Voting Power	N/A	N/A	N/A
9.	Sole Dispositive Power	1,039,163	995,978	353,589
10.	Shared Dispositive Power	N/A	N/A	N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,039,163	995,978	353,589
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐	☐	☐
13.	Percent of Class Represented by Amount in Row (11)	30.38%	29.12%	10.34%
14.	Type of Reporting Person (See Instructions)	IN	IN	IN

Introduction and Purpose

The Schedule 13D/A is filed on behalf of the following Reporting Persons as an amendment to the respective Schedule 13D's that each of them have filed with the U.S. Securities and Exchange Commission (the "SEC" or "Commission") as set forth after their name.

L.M. Levie: filed a Schedule 13D on April 11, 2008 (the "Levie Schedule 13D Filing").

Brian F. Cassady: filed Schedule 13D's and amendments thereto on February 19, 2008, March 19, 2008 and April 1, 2008 (the "Cassady Schedule 13D Filings").

Curtis J. Zamec, II: filed Schedule 13D's and amendments thereto on April 22, 2008 and May 16, 2008 (the "Zamec Schedule 13D Filings").

The Levie Schedule 13D Filing, the Cassady Schedule 13D Filings, and the Zamec Schedule 13D Filings (collectively, the "Schedule 13D Filings") disclosed the acquisition by each Reporting Person who filed such schedule of shares of common stock (par value $0.01 per share of Fansteel Inc., a Delaware corporation (the "Shares"). Each Reporting Person acquired the Shares independently for the purposes set forth in their respective Schedule 13D's. As set forth in more detail under Item 4, below, on June 10, 2008, the Reporting Persons finalized and executed a Cooperation Agreement, a copy of which is filed as Exhibit 99.2 hereto, to vote their Shares to take control of the Board of Directors and affairs of the Issuer, which was amended on June 12, 2008 for the purpose of allowing the Control Group to discuss and explore with the Issuer a cooperative change-over of the Board of Directors as contemplated in the Agreement. A copy of the amendment is filed as Exhibit 99.3 hereto.

Item 1. Security and Issuer

a)   Title of Class of Equity Securities to which this Statement Relates:

Common Stock, par value $0.01 per share of Fansteel Inc., a Delaware corporation

b)   Name and Address of Issuer's Principal Executive Offices:

Fansteel Inc.
570 Lake Cook Road, Suite 200
Deerfield, Illinois 60015

Item 2. Identity and Background

This Schedule 13D/A is being filed on behalf of each of the following individuals or entities (collectively the "Reporting Persons"):

Reporting Person	Citizenship (Individuals) or Place of Organization (Entities)	Address
L. M. Levie	United States	1465 East Putnam Avenue, Suite 229 Greenwich, CT 06870
Brian F. Cassady	United States	510 Ocean Drive, Suite 501 Miami Beach, FL 33139
Curtis J. Zamec, II	United States	10920 North Beechwood Drive Mequon, WI 53092

L. M. Levie Reporting Person

This 13D/A is filed on behalf of L. M. Levie, a citizen of the United States (the "Levie Reporting Person").

The Levie Reporting Person is the sole owner and President of Greenwich Investment Company LLC, whose address is 1465 East Putnam Avenue, Suite 229, Greenwich, Connecticut 06870.

The Levie Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

During the last five years, the Levie Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Brian F. Cassady Reporting Person

This 13D/A is filed on behalf of Brian Cassady, a citizen of the United States (the "Cassady Reporting Person").

The Cassady Reporting Person is President of 510 Ocean Drive Advisors, Inc. (doing business as Black Management Advisors) ("Black Management Advisors"), whose address is 510 Ocean Drive, Suite 501, Miami Beach, Florida 33139.

The Cassady Reporting Person during the last five years has not been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

During the last five years, the Cassady Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Curtis J. Zamec, II Reporting Person

This 13D/A is filed on behalf of Curtis J. Zamec, II a citizen of the United States (the "Zamec Reporting Person").

The Zamec Reporting Person is the Principal of Prism Industrial LLC, whose address is 10920 North Beechwood Drive, Mequon, Wisconsin 53092.

The Zamec Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

The Zamec Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Levie Reporting Person

The Levie Reporting Person caused Greenwich Investment Company LLC ("GIC") to expend an aggregate of approximately $103,916.30 of corporate funds to purchase 1,039,163 Shares (the "GIC Shares) in privately negotiated transactions as set forth in more detail in the Levie Schedule 13D Filings.

Cassady Reporting Person

Brian F. Cassady expended an aggregate of approximately $83,694.08 of his personal funds to purchase 995,978 Shares (the "Cassady Shares") of which 945,706 Cassady Shares were acquired in privately negotiated transactions and 50,272 Cassady Shares were acquired in one or more open market purchases as set forth in more detail in the Cassidy Schedule 13D Filings and amendments thereto.

Zamec Reporting Person

Curtis J. Zamec, II expended an aggregate of $268,532.98 of his personal funds to purchase 353,589 Shares (the "Zamec Shares") of which 84,528 Zamec Shares were acquired in privately negotiated transactions and 269,061 Zamec Shares were acquired in one or more open market purchases as set forth in more detail in the Zamec Schedule 13D Filings and amendments thereto.

Item 4. Purpose of Transaction

Each Reporting Person originally independently acquired the Shares which are the subject of this Schedule 13D/A for the purposes set forth in their respective Schedule 13D Filings. At that time there was no plan or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer. The Reporting Persons and others held meetings before the date hereof to discuss their investments in the Shares and the possibility of cooperative arrangements to protect and enhance those investments by improving the operations and financial performance of the Issuer. No agreement was reached among the Reporting Persons, and no group was formed until June 10, 2008. On that date, the Reporting Persons finalized and executed the Cooperation Agreement, a copy of which is filed as Exhibit 99.2 hereto (the "Agreement").

Each Reporting Person may, from time to time, acquire or cause others to acquire additional Shares or dispose or cause to dispose some or all of their Shares, engage in lending, short-selling or hedging or similar transactions with some or all of their Shares, or may continue to hold the Shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer, general investment and trading policies of each Reporting Person, and other factors, including changing their intention with respect to any or all matters referred to in this Item 4, except as may be prohibited by the Agreement.

The Agreement was entered into as of June 10, 2008 by Greenwich Investment Company, Brian F. Cassady and Curtis J. Zamec, II (collectively the "Control Group"), thereby forming a group under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which consists of the Reporting Persons. Pursuant to the rules of the SEC promulgated under the Exchange Act, the Control Group was deemed to have acquired beneficial ownership, for purposes of Section 13(d) of the Exchange Act, of all equity securities of the Issuer beneficially owned by each member of the Control Group. None of the members of the Control Group purchased any additional Shares in connection with the Agreement. The description of the Agreement in this Schedule 13D/A is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed with this Schedule 13D/A as Exhibit 99.2.

Under the Agreement, each member of the Control Group agreed to act and vote its Shares by written consent in lieu of a meeting of shareholders as permitted under Article II, Section 10 of the Issuer's by-laws to (i) remove three of the Issuer's existing four Directors, namely, Messrs. Jeff Vogelsang, David Groshoff and John Parker, and (ii) appoint Brian F. Cassady, Curtis J. Zamec, II and Todd Hymel as new Directors, in each case to be effective on the 10th day following the mailing of an information statement to shareholders of the Issuer regarding a change in the majority of the Directors and certain related matters as required by Rule 14f-1 under the Securities Exchange Act of 1934 (the "Information Statement"). Mr. Hymel was nominated by GIC and the Group has agreed that Mr. Hymel shall serve at the pleasure of GIC. The Group also has agreed that GIC shall have observation rights at all Board of Director meetings of the Issuer.

On June 10, 2008, the Control Group held discussions with the Board of Directors of the Issuer to explore whether the Board of Directors would be receptive to a cooperative change-over of the Board of Directors along the lines contemplated in the Agreement. The Control Group and the Company agreed that the change-over could be effected on a cooperative basis. Accordingly, on June 12, 2008, the Control Group executed a first amendment to the Agreement (the "First Amendment"), a copy of which is filed with this Schedule 13D/A as Exhibit 99.3. On June 12, 2008 the Board of Directors indicated it would voluntarily implement such change-over on June 13, 2008. Such change-over will involve customary transition arrangements between the outgoing Directors and the Issuer, such as indemnification agreements and covenants not to sue with outgoing Directors, subject to certain conditions and exceptions. The Control Group anticipates that the Issuer will file a report on Form 8-K with the SEC within four (4) business days after the change-over and change of control of the Board of Directors is implemented to report on that event and related arrangements.

The Control Group also executed written consent resolutions in lieu of a meeting that direct the Board of Directors to refrain from taking certain actions without shareholder approval, pending the effective date of the appointment of the new Directors. The written consent resolutions executed by the Control Group in this regard are attached as exhibits to the Agreement which is filed as Exhibit 99.2 to this Schedule 13D/A.

NEITHER THE AGREEMENT NOR THIS SCHEDULE 13D IS A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO JOIN THE AGREEMENT. THE REPORTING PERSONS ARE NOT HEREBY SOLICITING, AND DO NOT INTEND TO

SOLICIT, ANY STOCKHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE REMOVAL AND ELECTION OF DIRECTORS OR ANY OTHER MATTER. THE REPORTING PERSONS WILL NOT ACCEPT PROXIES FROM ANY STOCKHOLDER IN CONNECTION WITH THE ACTIONS CONTEMPLATED BY THE AGREEMENT. The Reporting Persons do not intend to make any public statements regarding these matters or respond to inquiries by other stockholders regarding these matters. The Reporting Persons believe that all Stockholders should make independent decisions regarding the election of Directors and any other matter to be voted upon at the Annual Meeting.

Gary Tessitore, who is currently a director and Chief Executive Officer of the Issuer, is included among the Issuer's Directors pursuant to the Agreement.

Under the Agreement, each Group member also has agreed:

(a)   Not to sell, assign, transfer or otherwise dispose of (any such transaction being herein collectively called a "Transfer"), all or any of the securities of the Issuer beneficially owned by it, unless as a condition to any such Transfer the transferee agrees to be bound by the terms and provisions of the Agreement; and

(b)   To retain, and not in any way compromise or encumber, the right to vote all securities of the Issuer beneficially owned by it as of the Record Date and the next Annual Meeting Date; and

(c)   To vote for the re-election of Brian F. Cassady, Curtis J. Zamec, II, Todd Hymel and any other non-Executive Director the Group may appoint as Directors at the next Annual Meeting at which they can effectively nominate such individuals for Directors of the Issuer; and

(d)   To approve of the Issuer's reimbursement of the Group, upon request, for all of its reasonable expenses, costs and other third party fees (including, without limitation, reasonable fees and disbursements of counsel) incurred or to be incurred by the Group, its counsel, agents and representatives in connection with, relating to or arising out of its work related to the Issuer, including matters relating to the Agreement or any actions taken pursuant to the Agreement by the Group or any filings made or to be made in respect thereof.

The Agreement will terminate upon the earlier of the date of the consummation of each of the actions specified in the Agreement or October 31, 2008, provided that no matter shall be considered consummated under the Agreement while any claim or action of any kind, at law or equity, or any appeal of any decision thereof, is threatened in writing, initiated or pending which in any manner attempts to prevent, forestall or invalidate any such actions or matters contemplated thereby.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (f) of Item 4 of Schedule 13D.

Each Reporting Person provided only the information as to itself and its affiliates and did not independently verify the information contained in this Schedule 13D/A provided by any other Reporting Person.

Item 5. Interest in Securities of Issuer

a)   Aggregate number and percentage of class beneficially owned:

Reporting Person	Aggregate Number of Shares Beneficially Owner	Percentage of Class Beneficially Owned (1)
L. M. Levie	1,039,163	30.38%
Brian F. Cassady	995,978	29.12%
Curtis J. Zamec, II	353,589	10.34%

(1)   Based on 3,420,000 shares outstanding as of March 31, 2008 as reported in the Issuer Quarterly Report on Form 10-Q dated April 30, 2008.

b)   Number of Shares as to which such person has:

Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Deposition of
L. M. Levie	1,039,063	N/A	1,039,063	N/A
Brian F. Cassady	995,978	N/A	995,978	N/A
Curtis J. Zamec, II	353,589	N/A	353,589	N/A

c)   Description of transactions in the Shares that were effected during the past sixty days by the persons named in response to paragraph (a):

Levie Reporting Person

Information concerning transactions in the Shares effected by the Levie Reporting Person during the past sixty days is set forth in the Levie Schedule 13D Filing which is incorporated by reference.

Cassady Reporting Person

Information concerning transactions in the Shares effected by the Cassady Reporting Person during the past sixty days is set forth in the Cassady Schedule 13D Filings which are incorporated by reference.

<u>Zamec Reporting Person</u>

Information concerning transactions in the Shares effected by the Zamec Reporting Person during the past sixty days is set forth in the Zamec Schedule 13D Filings which are incorporated by reference.

d)   N/A

e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 and Item 5.

This Schedule 13D/A is filed on behalf of all the Reporting Persons as an amendment to their respective Schedule 13D Filings. Pursuant to Rule 13D-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as <u>Exhibit 99.1</u> with respect to the joint filing of this Schedule 13D/A and any amendment or amendments thereto.

Item 7. Material to Be Filed as Exhibits

The following are filed as exhibits to this Schedule 13D/A:

<u>Exhibit 99.1</u>   Joint Filing Agreement dated June 10, 2008 by and among the Reporting Persons.

<u>Exhibit 99.2</u>   Cooperation Agreement dated as of June 10, 2008 by and among L.M. Levie, Brian F. Cassady and Curtis J. Zamec, II.

<u>Exhibit 99.3</u>   First Amendment to Cooperation Agreement dated as of June 12, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.

Date: June 13, 2008.

GREENWICH INVESTMENT COMPANY LLC

/s/ L.M. Levie
L.M. Levie, Chairman

BRIAN F. CASSADY

/s/ Brian F. Cassady
Brian F. Cassady

CURTIS J. ZAMEC, II

/s/ Curtis J. Zamec, II
Curtis J. Zamec, II